Contact

www.linkedin.com/in/
norrinemcnelley (LinkedIn)

Top Skills

Hospitals
BLS
EMR

Languages

English (Native or Bilingual)
Swahili (Native or Bilingual)

Norrine McNelley

Co-founder-Merchant Service Provider at Capstone Payment Solutions. Owner/Founder-Advanced Psych Care Pllc
Greater Boston

Summary

I have been in Psychiatric field for 9 years with experience working in a teaching hospital in Boston, Behavioral Health managed care company and in acute psychiatric units that treat Mental illness and Substance Use Disorders. I am a Psychiatric Nurse Practitioner (PMHNP-BC) who is Board Certified to treat Psychiatric/Mental illnesses and Substance Use Disorders in both New Hampshire and Massachusetts . After graduating from Rivier University, I received training and Certification for Medication Assisted Treatment (MAT) and authority to prescribe and manage patients on Naltrexone/ Buprenorphine products. I am dedicated to providing professional and therapeutic care with dignity and compassion to patients and their loved ones.

Experience

Capstone Payment Solutions

Co-owner-Merchant Account Provider
January 2021 - Present (2 years 2 months)
United States

https://capstonepaymentsolutions.com/

ADVANCED PSYCH CARE, PLLC - Owner

Psychiatric Mental Health Nurse Practitioner
October 2018 - Present (4 years 5 months)
Salem, New Hampshire

Norton Health Care -OpiateCare

PMHNP -Substance Use Disorder (suboxone) clinic
September 2018 - September 2021 (3 years 1 month)

Nashoba Valley Medical Center

PMHNP Intern, Nashoba Valley Medical Center (Currently)-Geriatric Medical-Psychiatric Unit (Age 60+)

January 2018 - April 2018 (4 months)
Nashoba Valley Medical Center

Meet with assigned case load in inpatient setting and build a treatment plan that includes medication management and holistic approach.
Assess Geriatric patients’ needs within specialty area by obtaining history, paying close attention to different types of dementias, behavioral disturbance, cognitive, mental illnesses, substance use disorders, etc.
Diagnose clients that have psychiatric illnesses and initiate treatment as appropriate.
Provide coordinated patient treatment by communicating the care plan and all pertinent information to other members of the health care team.
Order and interpret diagnostic and therapeutic tests/labs relative to patient’s specific needs.
Maintain quality of care by integrating risk management, quality management, utilization management, and infection control management principles within the care plan.
Conduct comprehensive psychiatric assessments, demonstrating high level autonomy in the diagnosis and treatment of complex responses of individuals requiring inpatient psychiatric care and treatment of co-occurring substance abuse issues.
Consult with supervising preceptor and psychiatrist to review patient clinical course and response to treatment.

Whittier Pavillion Psychiatric Hospital

Psychiatric Registered Nurse

December 2012 - 2018 (6 years)
Haverhill, MA

• Leverage expertise in administering medications to patients with dual diagnoses, addictions, schizophrenia, psychosis, and other acute / chronic psychiatric conditions.
• Delivering psychiatric nursing care and support to a diverse patient base.
• Continually ensure highest levels of patient safety by coordinating with multidisciplinary teams comprised of physicians, psychologists, case managers, social workers, nurses, and physical, occupational, and recreational therapists.

Bridgewell Counselling

Psychiatric Nurse Practitioner Intern, Bridgewell Counselling (Sept 2017 – Dec 2017)
September 2017 - December 2017 (4 months)
Lowell, MA

Provide direct psychiatric services including comprehensive evaluation, treatment planning and delivery to patients in an outpatient setting.
Provide MAT to a case load of patients with Substance Use Disorder.
MAT included induction, administration, prescription and maintenance of Suboxone. Administering Vivitrol and maintaining patients on other anticraving medications all while coordinating with therapists and other multi-disciplinary team.
Provide care to patients on Clozaril, adjusting doses as required and monitoring ANC levels.
Provide care to pediatric patients ages 6-18 in an outpatient setting.
Provide care that includes evaluation, crisis stabilization, and treatment for patients with mental illness, dual diagnosis, and/or addictions.
Consult with supervising preceptor and psychiatrist to review patient clinical course and response to treatment.

Andover Psychological Associates
PMHNP Intern, Andover Psychological associates (Sept 2017 – Dec 2017).
September 2017 - December 2017 (4 months)
Andover, MA

Provide direct psychiatric services including comprehensive evaluation, treatment planning and delivery to patients in an outpatient setting.
Provide care to patients ages 16-99 in an outpatient setting.
Conduct comprehensive psychiatric assessments, demonstrating a high level of autonomy and skill in the diagnosis and treatment of different diagnoses in an outpatient setting.
Consult with supervising preceptor and psychiatrist to review patient clinical course and response to treatment.

Beacon Health Options
RN REVIEWER CLINICIAN
December 2015 - July 2017 (1 year 8 months)
Woburn, MA

Leverage years of experience in nursing to deliver subject matter expertise for developing specialized psychotropic intervention program.

Monitor prescription habits in a pharmacy program that has a nationwide clientele, to identify polypharmacy of psychotropic medications , intervene in written form and telephonically.
Collaborated with Pharmacist and Psychiatrists in reviewing cases.
Provide clinical medication review to meet drug safety regulatory compliance goals in medication safety and adherence.
Shared responsibility for analyzing, compiling, assessing, reporting on patient usage and treatment considerations in support of the Psychotropic Drug Intervention Program.
Partner with IT teams in product development, develop and launch new data tracking and management algorithms in pharmaceutical programs.
Support accuracy and efficiency in reporting results by assisting analytical team in compiling data metrics and statistics for medical accessibility and patient usage
Contribute to streamlined processes by assisting leadership teams to develop and implement standard operating procedures.
Collaborate with case management and quality control departments to develop strategic ways to provide patient-centered care and improve the company's services.

Whittier Pavilion Psychiatric Hospital

PMHNP Intern, Whittier Pavilion Psychiatric Hospital (January 2017 – April 2017)

January 2017 - April 2017 (4 months)

Haverhill

Conduct comprehensive psychiatric assessments, demonstrating autonomy in the diagnosis and treatment of complex responses of individuals requiring inpatient psychiatric care and treatment of co-occurring substance abuse issues.
Provide care to patients ages 19-99+ in an inpatient setting.
Consult with supervising preceptor and psychiatrist to review patient clinical course and response to treatment.

West Side House-Long term Psychiatric facility

ASSISTANT DIRECTOR OF NURSING

August 2015 - December 2015 (5 months)

Worcester, MA

Tasked with comprehensive program oversight for 91-bed facility serving large population of veterans admitted to psychiatric facility and managing a team of nurses and support staff members.

• In support of Director, supervised full-scope nursing care operations to meet government requirements, industry standards, and regulatory compliance goals for caring for patients experiencing a range of medical and psychiatric disorders / diagnoses. Created, implemented, enforced, and oversaw SOPs to meet case management and care plan goals for residents/patients. Contributed to budget development, financial planning, and fiscal reporting.
• Planned and launched patient advocacy programs to ensure attainment of comprehensive care goals as aligned with treatment plans.
• Supported policy development and launch to attain goals for high levels of patient safety and satisfaction with care.

Steward Health Care
Medical-Psychiatric RN
September 2014 - August 2015 (1 year)
Boston, MA

• Across multiple nursing care roles, supported patient care, treatment, and recovery while collaborating with physicians and hospital administrative staff to meet regulatory compliance goals.
• Serve as key patient advocate delivering customized nursing care to individuals being treated for range of psychiatric and medical disorders and illnesses. Administer treatments to align with attending/prescribing physician orders and patient diagnosis. Handle vital signs assessment and reporting; track and report on patient progress, response to treatment, and adverse reactions. Manage admissions, intakes, and facilitate discharges.
• Tasked with managing specific care plans that meet individual patient needs while jointly handling case management processes.
• Effectively optimize patient care and family education through clear and compassionate communications.

Education

Chamberlain College of Nursing
BSN, Nursing · (2013 - 2013)

Rivier University
Masters in Nursing (PMHNP), Psychiatric Mental Health Nurse Practitioner · (2018)

Middlesex Community College

Registered Nursing · (2012 - 2013)

Greater Lowell Technical School

LPN · (2011 - 2012)